Exhibit 12

                            SEARS DC CORP.
            CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

millions

                              1995      1994      1993
                              ----      ----      ----
NET INCOME                  $  0.4    $  0.5    $ 39.1
INCOME TAXES                   0.2       0.2      21.0

FIXED CHARGES, INTEREST
AND RELATED CHARGES          116.1     137.3     190.6

(i)  EARNINGS AVAILABLE FOR
      FIXED CHARGES          116.7     138.1     250.7
(ii)   FIXED CHARGES         116.1     137.3     190.6

RATIO OF EARNINGS TO
     FIXED CHARGES (i/ii)    1.005     1.005      1.32